FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@goldfields.co.za
Media Enquiries

Sven Lunsche
Tel       +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS REACHES KEY MILESTONE IN SOUTH
DEEP DEVELOPMENT

Johannesburg, 21 April 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that it has
started the depth extension of the South Deep Ventilation Shaft, a crucial milestone in the development of South Deep, the newest mine in Gold Fields’ South African portfolio. The Ventilation Shaft is the second of the two shafts which together form the Twin Shaft
Complex of South Deep. The first shaft of the Twin Shaft Complex, the Main Shaft, was completed in 2004.

Nick Holland, Chief Executive Officer of Gold Fields said: “By beginning the deepening of the Ventilation Shaft we have
reached
another important milestone in the development of
South Deep.”

The shaft will be extended from its current depth of 2,760 meters to
3,000 meters. The deepening and equipping of the shaft,
which includes ore storage silos and conveyor belts at shaft bottom, a new rock winder and new headgear, is set to be completed by
July 2012.

The Twin Shaft complex currently has a hoisting capacity of
175,000 tons per month (tpm) through the Main Shaft. This is set to increase to 370,000 tpm (comprising 330,000 tons of ore and
40,000 tons of development waste) once the Ventilation Shaft is completed. The completion of the Ventilation Shaft and the
commensurate increase in production capacity of the Twin Shaft
Complex will enable the mine to build up to its full production target of between 750,000 - 800,000 ounces of gold per year by the end of 2014.

Gold Fields has allocated R8.5 billion (in current money terms) to be spent before the end of 2014 on developing the South Deep
Mine. In addition to the deepening of the shaft, the funds will be used for:

-
developing a new tailings facility;
-
an upgraded metallurgical plant to increase the milling capacity from 220,000 tpm to a milling capacity of 330,000 tpm,
with an option to expand it further to 450,000 tpm by 2013,
given the potential to raise the hoisting capacity by an

additional 120,000 tpm, once the South Shaft system has been fully rehabilitated;
- development and installation of infrastructure around the shaft systems;
- change to full plant tailings backfill for increased production levels;
- refrigeration and ventilation installations; and,
- development and opening up of the ore body in preparation for mining.

“The South Deep capital programme is well resourced and tightly managed. We have made good progress nearing the end of the second year of our six year programme and we are confident that we will achieve our full production target by the end of F2014.

South Deep is on track to become one of the world’s most productive, mechanised deep level gold mines and is further evidence of our continued commitment to the development of the gold sector in
South Africa,” Holland said.

South Deep, which, at approximately 30 million oz, has one of the largest reserves bases of any gold mine, was acquired by Gold Fields in 2007.
- ends-
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces*
per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange
(DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 April 2010

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
              Relations and Corporate Affairs